UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
 (Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

	By:	/s/ Wing Sze Tiffany Wong
	Name:	Wing Sze Tiffany Wong (without personal liability)
	Title:	Joint Provisional Liquidator

Date: November 14, 2013

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Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

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